SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: April 1, 2014

List of materials

Documents attached hereto:

i) Press release announcement: Sony Announces Closing of the Agreement to Start a Logistics Joint Venture

April 1, 2015

Sony Corporation

Sony Announces Closing of the Agreement to Start a Logistics Joint Venture

Sony Corporation (“Sony”), today announced that it has completed the establishment of the logistics joint venture with MITSUI-SOKO HOLDINGS Co., Ltd. as announced in the release titled “Announcing the Start of a Logistics Joint Venture” on December 22, 2014. The joint venture will be named Mitsui-Soko Supply Chain Solutions Inc., and will be operated by Sony’s formerly wholly-owned subsidiary Sony Supply Chain Solutions.

As a result of this transaction, Sony expects to record approximately 13 billion yen in operating income in the first quarter of the fiscal year ending March 31, 2016, subject to certain post-closing adjustments under the definitive agreement between the parties. This operating income includes a gain related to the re-measurement at fair value of the remaining 1,054,000 (34%) shares of Mitsui-Soko Supply Chain Solutions Inc. that Sony owns after this transaction. Going forward, Sony expects to account for Mitsui-Soko Supply Chain Solutions Inc. as an affiliated company by the equity-method.

The subsidiaries of Mitsui-Soko Supply Chain Solutions Inc. in Malaysia and Thailand, whose names were not determined at the time of the announcement of December 22, 2014, are MS Supply Chain Solutions (Malaysia) Sdn. Bhd. and MS Supply Chain Solutions (Thailand) Ltd.